

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 1, 2022

Alice Lee
Vice President of Operations
Health Sciences Acquisitions Corp 2
40 10th Avenue, Floor 7
New York, NY 10014

> **Re: Health Sciences Acquisitions Corp 2**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed June 21, 2022**
> **File No. 001-39421**

Dear Ms. Lee:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Giovanni Caruso